OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
             10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

                                  VOTING BALLOT
       2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS BASED UPON 2003 RESULTS
               OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"

Registered Name of Shareholder: ________________________________________________

Name of the Issuer: ____________________________________________________________

Number of shares owned by Shareholder: _________________________________________

The 2004 Annual General Meeting of Shareholders Based On 2003 Results ("AGM") of the Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") ("AGM") will be held on May 26, 2004, at 10:00 (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow, Russia. The AGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the AGM on Wednesday, May 26, 2004 or (b) return your ballot, by registered mail or in person, to the office of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow, 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), in order to have us receive your ballot no later than on May 23, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the AGM, as well as documentation prepared in accordance with Russian law which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons which acquired the shares after the record date for the AGM, or pursuant to the instructions of holders of ADSs of VimpelCom;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the AGM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the AGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the AGM;

- if not all the shares have been transferred after the record date for the AGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the AGM. If in respect of the shares transferred after the record date for the AGM, the acquirers of such shares provided their voting instructions which match the selected voting option, then such votes shall be summed up.

Please refer to the enclosed materials for a more detailed explanation of the items you have been requested below to vote on.



Item 1. Approval of the 2003 VimpelCom Annual Report.

Text of the Proposed Decision: "To approve the 2003 VimpelCom Annual Report."

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  Vote:           For                Against            Abstained
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Item 2. Approval of VimpelCom's accounting statements, including Profit and Loss
Statement for 2003 (prepared in accordance with Russian statutory accounting principles).

Text  of  the  Proposed  Decision:   "To  approve  VimpelCom's  2003  accounting
statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC."

           ------------------- -------------------- ------------------
  Vote:           For                Against            Abstained
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

Item 3. Allocation of profits and losses resulting from 2003 operations including non-payment of dividends to holders of shares of common stock and payment of dividends to holders of shares of convertible type A preferred stock.

Text of the Proposed Decision: "To not pay annual dividends to holders of shares of Common Stock based on 2003 results; to pay annual dividends to holders of shares of Convertible Type A Preferred Stock based on 2003 results in the amount of 0.1 kopeck per share; and to invest remaining profits resulting from 2003 operating results into the business."

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  Vote:           For                Against            Abstained
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Item 4.  Election of the Board of Directors.

Text of the Proposed  Decision:  "To elect the following members to the Board of
Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Alexander Sozonoff, Terje Thon, Henrik Torgersen and Natalia S. Tsukanova."

Vote:

    ----------------------------------------- ----------------------------------
    Name of nominee proposed to be elected     Number of votes cast for
    to the Board of Directors                  each nominee
    ----------------------------------------- ----------------------------------
    1.  Mikhail Fridman
    ----------------------------------------- ----------------------------------
    2.  Arve Johansen
    ----------------------------------------- ----------------------------------
    3.  Pavel V. Kulikov
    ----------------------------------------- ----------------------------------
    4.  Jo Lunder
    ----------------------------------------- ----------------------------------
    5.  Alexey M. Reznikovich
    ----------------------------------------- ----------------------------------
    6.  Alexander Sozonoff
    ----------------------------------------- ----------------------------------
    7.  Terje Thon
    ----------------------------------------- ----------------------------------
    8.  Henrik Torgersen
    ----------------------------------------- ----------------------------------
    9.  Natalia S. Tsukanova
    ----------------------------------------- ----------------------------------


Note: Information on the nominees to the Board is attached to the Notice to Shareholders as Attachment 2. The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 9 (the number of directors) and allocate this total number of votes among the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 4 by writing the number of votes allocated to each nominee in the appropriate box above. Each Shareholder is entitled to distribute this total number of votes among all or certain nominees at its discretion, provided that the sum of votes given to all the nominees may not exceed the total number of votes at such Shareholder's disposal on this Item 4. A fractional portion of a vote which resulted from multiplying the number of votes held by a holder of a fractional share, by the number of persons to be elected to the Board, may be cast for one candidate only.

Item 5.  Election of the Audit Commission.

Text of the Proposed Decision:  "To elect the following individuals to the Audit
Commission: Alexander Gersh, Knut Giske and Nigel Robinson."

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  Vote:           For                Against            Abstained
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Item  6.  Approval  of  the  amended  and  restated  Regulations  of  the  Audit
Commission.

Text of the Proposed Decision: "To approve the amended and restated Regulations of the Audit Commission."



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Vote:      For                 Against              Abstained
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

Item 7.  Approval of external auditors.

Text of the Proposed Decision: "To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company's U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company's accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2004 results."

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Vote:      For                 Against              Abstained
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Item 8. Approval of a series of interested party  transactions  relating to debt financing of and/or leases to VimpelCom-Region.

Text of the Proposed Decision: "To approve a series of interested party transactions to be concluded in the ordinary course of the Company's activity, pursuant to which VimpelCom will provide a combination of financing (loans and/or guarantees) and/or leases to VimpelCom-Region with maximum terms of no more than six (6) years in a total aggregate principal amount outstanding at any one time of no more than the ruble equivalent (calculated on the date of disbursing funds) of US$200 million with the specific terms and amounts to be determined by the Board of Directors of VimpelCom."

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Vote:      For                 Against              Abstained
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Item 9. Approval of  reorganization  of VimpelCom through statutory merger of KB
Impuls into  VimpelCom  and of the Merger  Agreement  between  VimpelCom  and KB
Impuls.

Text of the Proposed Decision: "Contingent upon approval of Item 10 on the agenda, to approve the reorganization of VimpelCom through the statutory merger of KB Impuls into VimpelCom and to approve the Merger Agreement between VimpelCom and KB Impuls."

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Vote:      For                 Against              Abstained
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Item 10.  Approval of  statutory  merger  (including  related  Merger  Agreement between VimpelCom and KB Impuls) as an interested party transaction.

Text of the Proposed Decision: "Contingent upon approval of item 9 on the agenda, to approve the statutory merger of KB Impuls into VimpelCom, including the related Merger Agreement between VimpelCom and KB Impuls, as an interested party transaction with a value equal to the market value of the assets of KB Impuls as determined by the Board of Directors of VimpelCom in Protocol No. 5 dated March 24, 2004 on the basis of the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated March 24, 2004.

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Vote:      For                 Against              Abstained
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Signature of the Shareholder:__________________________

Date: _________________________________________________



This original ballot must be signed and dated by the Shareholder.


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